599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

October 2, 2015

VIA EDGAR AND COURIER

Pamela A. Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:                ADS Waste Holdings, Inc.

Registration Statement on Form S-1
Filed August 21, 2015
File No. 333-206508

Dear Ms. Long:

On behalf of ADS Waste Holdings, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on August 21, 2015.  Amendment No. 1 is being filed with the Commission in response to comments received from the Staff contained in your letter dated September 17, 2015 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

ABU  DHABI    |    BEIJING    |    BRUSSELS    |    FRANKFURT    |    HONG  KONG    |    LONDON    |    MENLO  PARK    |    MILAN    |    NEW  YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA* | SHANGHAI  |  SINGAPORE  |  TOKYO  | TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Ms. Pamela A. Long
United States Securities and Exchange Commission

Page references included in the Company’s responses are to those contained in Amendment No. 1.

Outside Front Cover Page

1.                                    Please state on the cover page of the prospectus that you are a controlled company.

Response:  The Company has amended the disclosure on the cover page of the prospectus to reflect that it will be a controlled company.

Market, Industry and Other Data, page i

2.                                    Please tell us whether the information from third-party sources was prepared for you for use in this prospectus.  If so, please file a consent.  Please refer to Securities Act Rule 436.

Response:  No information from third-party sources was prepared for the Company for use in this prospectus and as such, the Company does not intend to file a consent in compliance with Securities Act Rule 436.

Prospectus Summary, page 1

3.                                    Please revise to balance the disclosure in this section.  For instance, we note your history of net losses and indebtedness.

Response:  The Company has included a summary of the risk factors immediately following the “Our Operating Strengths” and “Our Growth Strategies” subsections in the “Summary” section (appearing on pages 9 and 10 of Amendment No. 1) in order to balance the disclosure in this section.

Our Company, page 1

4.                                    You quantify here and on page 86 that you generated revenues of $1.4 billion, adjusted EBITDA of $385.5 million and cash flow from operations of $271.1 million for “the twelve months ended June 30, 2015.”  It appears the $1.4 billion represents revenue for the twelve months ended December 31, 2014, but it is not clear from which period you have quantified adjusted EBITDA and cash flow from operations.  Please revise accordingly.  Also on page 3 and wherever you quantify adjusted EBITDA, please revise to also quantify net loss.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:  The Company respectfully informs the Staff that the revenues generated for the twelve months ended June 30, 2015 are $1.4 billion, which are coincidentally, when rounded, similar to the revenues generated for the twelve months ended December 31, 2014.  In addition, the Company has amended the disclosure on pages 3 and 87 of Amendment No. 1 to include net loss for the same period presented.

Ms. Pamela A. Long
United States Securities and Exchange Commission

5.                                    We note your disclosure on page 2 and elsewhere in your prospectus that you have historically maintained a “high” C&I customer retention.  Please revise your disclosure throughout your prospectus to include an approximate C&I customer retention percentage.

Response:  The Company has amended the disclosure on pages 2, 6, 50, 87 and 92 of Amendment No. 1 in response to this comment by removing the reference to “high” C&I customer retention thereby eliminating the need for a quantification of the percentage of customer retention.

Summary Consolidated Financial Information and Other Data, page 13

6.                                    On page 16, we note the non-GAAP measure Adjusted free cash flow as a percentage of total revenue, which revenue also includes those from discontinued operations.  It is not clear to us why this measure would be useful since it includes non-recurring amounts. Therefore, please explain to us why this measure does not exclude the impact of discontinued operations.

Response:  The Company has amended the disclosure on page 17 of Amendment No. 1 by deleting certain measures in the free cash flow to net cash provided by operating activities reconciliation table.

Risk Factors, page 17

We may lose contracts through competitive bidding, early termination . . ., page 17

7.                                    Please tell us the frequency with which your customers terminate their contracts.  Please also tell us what protections, if any, you have included in your contracts to address the possibility of customer terminations.

Response:  The Company respectfully informs the Staff that since 2011, none of its municipal customers have terminated their contracts.  Since 2011, approximately 85% of our municipal contracts that were due to expire have been renewed.  In certain instances in which a contract was not renewed, the Company elected not to rebid and allowed the contract to terminate.

Few of the Company’s municipal contracts contain terms providing for an opportunity to terminate for convenience, or otherwise terminate prior to expiration of the contract term, so any termination would likely be in breach of contract resulting in the paying of damages or a demand for specific performance. With regard to a potential default by the Company, the Company’s municipal contracts typically provide for an opportunity to cure before the customer can terminate the contract for default.

Our debt agreements contain restrictions that limit our flexibility in operating . . ., page 31

Ms. Pamela A. Long
United States Securities and Exchange Commission

8.                                    Please reconcile your disclosure that you may not be able to incur additional indebtedness with the disclosure in your immediately preceding risk factor that you will still be able to incur significant amounts of debt.

Response:  The Company has amended the disclosure on page 32 of Amendment No. 1 to clarify that our current debt agreements may, in some situations but not all, limit its ability to incur additional debt.  The Company believes that this amendment aligns the disclosure in the risk factor cited by the Staff in this comment with the disclosure in the immediately preceding risk factor (“Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness”) which indicates that although the Company’s ability to borrow additional debt is “subject to a number of significant qualifications and exceptions… under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.”

Use of Proceeds, page 40

9.                                    Please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment but it has not yet determined the exact use of proceeds from the offering.  Once a final determination is made with regard to the use of proceeds and if the proceeds are used for the repayment of indebtedness, the Company will revise the disclosure to include certain terms of the repaid indebtedness in compliance with Instruction 4 to Item 504 of Regulation S-K in a subsequent amendment.

Management’s Discussion and Analysis, page 48

Liquidity and Capital Resources, page 69

10.                            You disclose the reasons for the working capital deficit at both June 30, 2015 and December 31, 2014.  Please revise to disclose the reason(s) for the working capital deficit at both June 30, 2014 and December 31, 2013 and address whether such a deficit can be expected for the foreseeable future and why.

Response:  The Company has amended the disclosure on pages 70 and 71 of Amendment No. 1 to address the reasons for the working capital deficit at both June 30, 2014 and December 31, 2013.  Additionally, the Company has amended the disclosure on page 71 of Amendment No. 1 to indicate that the Company expects to have a working capital deficit for the foreseeable future and the reasons for such expectation.

11.                            We note no amounts were outstanding under your $300.0 million revolving credit facility.  Since we note from page F-34 that there were $58.1 million of letters of credit outstanding under the revolver, please revise to quantify the amount available for borrowing thereunder for the periods presented.  Given your significant indebtedness, please quantify as well any amounts available under the Term Loan B facility.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Response:  The Company has amended the disclosure on page 71 of Amendment No. 1 to include the amounts available under the $300.0 million revolving credit facility as of December 31, 2013, June 30, 2014, December 31, 2014 and June 30, 2015.  The Company has also amended the disclosure on page 71 of Amendment No. 1 to indicate that no amounts are currently available under the Term Loan B nor were any amounts available under the Term Loan B as of December 31, 2013, June 30, 2014, December 31, 2014 and June 30, 2015.

Critical Accounting Policies and Estimates, page 74

12.                            Please revise your Landfill Accounting policy beginning on page 75 to address why you were ordered to close existing landfill space at your Moretown, Vermont landfill facility in July 2013, as disclosed on page 19.  It appears that the disclosure on page 104 regarding the November 2014 complaint against this facility is unrelated to the forced closure.

Response:  The Company has amended the disclosure on page 20 of Amendment No. 1 to delete the statement that it was ordered to close existing landfill space and on page 80 of Amendment No. 1 to more clearly identify the Moretown landfill as the site that was impaired due to permitting issues resulting from odor complaints.  The Company confirms that the disclosure on page 105 of Amendment No. 1 regarding the November 2014 complaint is unrelated to the closure.

The Company respectfully informs the staff that the Moretown Landfill was not ordered closed due to failure to comply with odor standards.  The landfill was closed after the Company determined to discontinue efforts to expand the landfill for economic reasons.

Quantitative and Qualitative Disclosures About Market Risk, page 82

13.                            Please disclose all of the information required by Item 305 of Regulation S-K.

Response:  The Company has amended the disclosure on page 84 of Amendment No. 1 by disclosing additional sensitivity analysis disclosure as required by Item 305 of Regulation S-K.

Business, page 85

Residential Collection Market, page 88

14.                            Please revise your disclosure to discuss generally the lengths of your long-term residential collection service contracts.

Response:  The Company has amended the disclosure on page 89 of Amendment No. 1 by including the range of the lengths of its long-term residential collection service contracts.

Adjacent Market Categories, page 89

Ms. Pamela A. Long
United States Securities and Exchange Commission

15.                            We note your disclosure regarding opportunities in adjacent market categories.  However, it is not clear from your disclosure the extent of the opportunity that these two categories present to your company.  Please expand your disclosure to discuss in more detail and to quantify, if possible, the opportunities presented by each category.  By way of example, please discuss whether you have existing landfills with available waste volume in close proximity to ash producing facilities and energy waste producing sites?  Are your waste sites compliant with environmental sustainable collection practices?

Response:  The Company has amended the disclosure on page 90 of Amendment No. 1 by identifying 129 plants generating coal ash that are located within 75 miles of one of 28 Company facilities permitted to accept the coal ash.  The Company has also amended the disclosure on page 90 of Amendment No. 1 by identifying 6 landfills and 8 collection operations strategically located to capitalize on opportunities from fracking activity.

While the Company is comfortable disclosing the location of its plants and facilities in connection with coal ash and energy waste opportunities, the Company respectfully informs the Staff that it is unable to quantify coal ash and energy waste opportunities with precision as these markets are still evolving.

With regard to coal ash opportunities, several solutions exist for the coal ash plants to handle the waste which they have generated.  For example, coal ash generators could elect to manage the ash on site directly or through third parties, transport ash offsite for beneficial reuse or disposal in a lined landfill.  Until more coal ash generators have determined their coal ash disposal solution of choice, the Company is unable to identify which, if any, of these plants will select a solution that presents an opportunity for the Company.

With regard to energy waste opportunities, energy waste volumes have fluctuated significantly and as result, the Company believes it is premature to quantify its energy waste opportunities.

As a result of the analysis provided above, the Company believes that further disclosure quantifying the opportunities presented by coal ash and energy waste opportunities, as requested by the Staff, is not possible at this time.

In response to the second point raised by the Staff, the Company confirms that its waste sites are compliant with applicable law and regulation.

Collection Services, page 94

16.                            Please expand your disclosure to discuss the percentage of residential services done via long-term contracts with government entities and the percentage of residential services done via contracts with individual households.

Response:  The Company intends to provide the requested percentages of residential services done via long-term contracts with government entities and those done via contracts with

Ms. Pamela A. Long
United States Securities and Exchange Commission

individual households in a subsequent amendment as that information is not readily available as of the date of the filing of Amendment No. 1.

Legal Proceedings, page 104

17.                            We note management’s belief that none of your legal proceedings or regulatory investigations will have a material adverse effect on your financial condition, results of operations or cash flows. If it is reasonably possible that an amount of loss in excess of any amounts accrued could materially impact your results of operations, financial position, and/or cash flows, please revise to disclose an estimate of the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate.

Response:  The Company has amended the disclosure page 105 of Amendment No. 1 to indicate that management cannot predict the outcome of any legal matter with certainty and that it is unable to estimate a range of loss in excess of any amounts accrued.

Cash Bonus Opportunities, page 114

Fiscal 2014 MIP, page 114

18.                            We note your disclosure regarding your Compensation Committee’s ability to make adjustments to address “special situations.” Please expand your disclosure to specify examples of “special situations” where the Compensation Committee would or may exercise its discretion.

Response:  The Company has amended the disclosure page 115 of Amendment No. 1 by including specific examples of “special situations” in which the Compensation Committee would or may exercise its discretion.

Consolidated Statements of Cash Flows, page F-9

19.                            Please revise to comply with the reporting requirements of ASC 205-20-50-5Bc regarding the presentation of the cash flows of your discontinued operations.

Response:  The Company respectfully informs the Staff that divestitures during 2015 did not qualify as discontinued operations upon the adoption of the Accounting Standards Update 2014-08 on January 1, 2015 including ASC 205-20-50-5Bc.  The applicable disclosures with respect to divested assets that do not meet the definition of a discontinued operation have been included in the prospectus filed with the current Registration Statement.  The Accounting Standards Update 2014-08 adopted on January 1, 2015 including ASC 205-20-50-5Bc is intended for prospective disposals and our understanding of the transition provisions set forth in ASC 205-20-65-1d prohibits retrospective application for prior disposals that have previously been reported. Therefore, we believe the consolidated statements of cash flow as presented on page F-9 is in accordance with ASC 230-10-45-24 and no revisions to the Registration Statement is required.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Exhibits

20.                            We note that you have not included the required XBRL interactive data exhibit with this registration statement.  Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data.

Response:  The Company acknowledges the Staff’s comment and intends to file the required XBRL interactive data exhibit in a subsequent amendment once its third quarter 2015 financial results are made available, as the intention is to include these financial results in the Registration Statement prior to effectiveness.

21.                            We note your reference to a stockholder agreement on page 110.  Please file such agreement with your next amendment.  See Item 601(b)(4) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment but is currently in the process of finalizing the stockholder agreement.  The Company will file the stockholder agreement as an exhibit in a subsequent amendment as soon as the agreement is finalized.

22.                            Please have your auditors revise their consent to refer to the proper Registration Statement Number or otherwise remove the actual number.

Response:  The auditors have amended their consent to refer to the proper Registration Statement Number (No. 333-206508) in response to this comment.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333 or Jonathan M. DeSantis at (212) 848-5085.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

cc:                              Michael K. Slattery – General Counsel, ADS Waste Holdings, Inc.

Jonathan M. DeSantis, Esq. – Shearman & Sterling LLP

Erika L. Weinberg, Esq. – Latham & Watkins LLP

Ms. Pamela A. Long
United States Securities and Exchange Commission

Exhibit A

ADS Waste Holdings, Inc. acknowledges that:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 2, 2015

ADS Waste Holdings, Inc.

By:	/s/ Michael K. Slattery
Name: Michael K. Slattery
Title: General Counsel